U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 30, 2009

FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: TRUST FOR PROFESSIONAL MANAGERS
Request for Withdrawal of Amendments to a Registration Statement
(File Nos.: 333-62298 and 811-10401)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Trust for Professional Managers (the “Trust”), on behalf of the FascianoFunds Small Cap (the “Fund”), respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
91 105 111 112 117 122 125 128 133 136 138 144	7/9/2008 9/19/2008 10/21/2008 11/20/2008 12/18/2008 1/15/2009 2/12/2009 3/11/2009 4/7/2009 5/6/2009 6/3/2009 7/1/2009	485APOS 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT
0000894189-08-002052
0000894189-08-003053
0000894189-08-003329
0000894189-08-003624
0000894189-08-003947
0000894189-09-000070
0000894189-09-000361
0000894189-09-000835
0000894189-09-001091
0000894189-09-001432
0000894189-09-001759
0000894189-09-002012

These Post-Effective Amendments related to the addition of the Fund as a new series of the Trust.  No securities were sold in connection with these Post-Effective Amendments and the Trust has determined that it has no plans to proceed with the addition of the Fund as a new series at this time.

Pursuant to the requirements of Rule 478 under the Securities Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 30th day of July, 2009.

If you have any questions regarding the enclosed, please do not hesitate to contact Rachel A. Spearo, Esq. at (414) 765-5384.

Very truly yours,

Trust for Professional Managers

By:  /s/ Joseph C. Neuberger

Joseph C. Neuberger
President